Filed by Equifax Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TALX Corporation

Commission File No.: 000-21465

smartGROWTH

Forward Looking Statements As usual, we will make statements during the presentation which are forward looking. Our 10Ks, 10Qs and other SEC documents outline the risks associated with these statements and we encourage you to review them. We also incorporate non-GAAP financial measures in this presentation. A reconciliation of those measures to the most directly comparable GAAP measure is available on our website at www.equifax.com in the Investor Center. You can also reach the same information by clicking on the link included for those sections which discuss these non-GAAP measures. GAAP/Non-GAAP Reconciliation

Forward-Looking Statements Statements in this press release that relate to Equifax’s or TALX’s future plans, objectives, expectations, performance, events and the like may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Future events, risks and uncertainties, individually or in the aggregate, could cause our actual results to differ materially from those expressed or implied in these forward-looking statements. The material factors and assumptions that could cause actual results to differ materially from current expectations include, without limitation, the following: (1) the possibility that there are unexpected delays in obtaining regulatory approvals; (2) the failure to obtain approval of TALX’s shareholders; (3) actions that may be taken by the competitors, customers and suppliers of Equifax or TALX that may cause the transaction to be delayed or not completed; (4) the possibility that the revenues, cost savings, growth prospects and any or other synergies expected from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) that competitors’ pricing, marketing programs, product bundling, new product introductions or other activities will negatively impact sales; (6) that Equifax may require additional capital to conduct its post-merger share repurchases and may not be able to raise sufficient capital, on favorable terms or at all, for its needs following the acquisition; (7) the credit ratings of the combined company may be different from Equifax’s expectation; (8) the amount and timing of share repurchases undertaken by Equifax may be different than Equifax’s expectations; (9) delays associated with integrating the companies, including employees and operations, after the transaction is completed; (10) the possible impairment of goodwill and other long-lived assets resulting from the transaction and the resulting impact on the combined entity’s assets and earnings; (11) unexpected variations in market growth and demand for the combined company’s products (in the mixes available) and technologies; (12) potential constraints on the ability to develop, launch and ramp new products on a timely basis; and (13) other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the proxy statement/prospectus to be mailed to TALX’s shareholders and in Equifax’s and TALX’s respective filings with the U.S. Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at http://www.sec.gov, including the sections entitled “Risk Factors” in Equifax’s Form 10-K for the fiscal year ended December 31, 2006, and “Risk Factors” in TALX’s Form 10-K for the fiscal year ended March 31, 2006 and Form 10-Q for the fiscal quarter ended June 30, 2006. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Additional Information and Where to Find It In connection with the proposed transaction, a registration statement of Equifax will be filed with the SEC. Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Equifax, TALX, and the proposed transaction. The final proxy statement/prospectus will be mailed to shareholders of TALX. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov). Free copies of Equifax’s SEC filings are also available on Equifax’s website (www.equifax.com) and free copies of TALX’s SEC filings are also available on TALX’s website (www.talx.com). Free copies of Equifax’s filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com. Free copies of TALX’s filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com. This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Participants in the Solicitation Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX’s shareholders with respect to the proposed transaction. Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006. Information regarding the directors and officers of TALX is included in the definitive proxy statement for TALX’s 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.

Equifax Vision To be the trusted provider of information solutions that empower our customers to make critical decisions with greater confidence.

Business Realignment Values represent calendar 2006 revenue US Consumer Information Systems $968MM North America Commercial Solutions $49MM International $403MM North America Personal Solutions $126MM Rick Smith CEO $1,546MM

International Data Assets Over 300 million consumers across all geographies Average over 10 tradelines per consumer Over 100 million commercial entities represented Average approximately 4 tradelines per entity All databases accessed in real time leveraging unique and proprietary software Unique data present in all geographies

With a Strong Competitive Position CANADA Consumer #1 UNITED KINGDOM Consumer #2 UNITED STATES Consumer Information #1 Commercial Information #3 Marketing Services #2 Personal Solutions (online) #2 CHILE #1 ARGENTINA #1 BRAZIL Commercial Information #2 Consumer Information #3 Note: Equifax estimates

Consumer 8% Financial 33% Telco 9% Resellers 25% Healthcare <1% Government 1% Insurance 1% Mortgage 7% Retail 4% Commercial 8% Auto 4% Revenue Diversified Across Many Industries

2006 Accomplishments Build roadmap for success Growth Playbook for 2007-2010 Strategic objectives shared with Wall Street Organizational Realignment Changing Our Culture Voice of the Employee Vision and Values Innovate NPI, Growth Council, Austin-Tetra acquisition Deliver productivity Global Sourcing Office

2006 – Exceeding Commitments $52M $60m to $65m Capex $374M $360m to $365m Cash from Operations 7.1% 7% up to 10% Revenue Growth $2.01* $1.90-$1.99 EPS 2006 Guidance at 2/2/2006 2006 Results GAAP vs. non-GAAP Reconciliation *Income from continuing operations, excluding charge related to organizational realignment and certain litigation and tax matters. See Note A to Reconciliations of Non-GAAP Financial Measures to the Comparable GAAP Financial Measures (Unaudited) in Equifax's Form 8-K filed with the SEC on Jan. 31, 2007.

Equifax Track Record CAGR 9.0% CAGR 9.9% Revenue ($ millions) Normalized Earnings Per Share ($ millions) *Income from continuing operations, excluding charge related to organizational realignment and certain litigation and tax matters. See Note A to Reconciliations of Non-GAAP Financial Measures to the Comparable GAAP Financial Measures (Unaudited) in Equifax's Form 8-K filed with the SEC on Jan. 31, 2007. $1,095 $1,211 $1,273 $1,443 $1,546 2002 2003 2004 2005 2006 $1.38 $1.46 $1.62 $1.86 $2.01 2002 2003 2004 2005 2006

Equifax Vision To be the trusted provider of information solutions that empower our customers to make critical decisions with greater confidence.

We Have a Fundamental Belief Data is at the core of our value proposition to our customers “Our Core” “Sweet Spot” All data is not the same – some data is more unique and valuable (through proprietary nature or value-add to the data) All decisions are not the same – EFX creates the most value for customers when focused on risk and high value decisions “Our Edge” Through its people and technology, EFX can create differentiated value for customers by applying the right data to a customer’s decisioning needs. The industry-leading knowledge and capabilities of our people create sustainable competitive advantage.

The smartGROWTH Strategy Greater Share of Wallet Differential Data Enabling Technologies & Predictive Sciences Emerging Opportunities

Driving Greater Share of Wallet Ideation 220 Evaluation 84 Build 51 Launch 35 New Product Innovation Generates $30-$50M incremental revenue in 2007, ramping to $100M in new product revenue per year by 2010.

Enabling Technologies Portfolio Management Analytics Data Archiving Reporting Triggers Documents & Notification Booking Real Time Answers & Delivery Data Collection Scoring Fraud & Authentication Compliance Product Recommendation Application Workflow Decision Optimizing the Customer Relationship

Annualized CAGR Revenue Volume Top 50 customers have significant increase in revenue and volume Enabling Technology Drives Core Growth Customers without ET Customers with ET 22.2% 17.0% 14.8% 6.8% 0% 10% 20% 30%

Telephone Exchange Telephone & Utility Exchanges Commercial Exchange Consumer Demographic Data Consumer Surveys Telephone & Utility Exchanges Identification & Linking Data Tri-bureau Data Fraud & Authentication Data Credit Dispute Information Marketing Response Data Securities Compliance Data Telephone Exchange Commercial Exchange Address Hygiene Data Differential Data US Credit Database Each Month: 10,000+ data providers 1.4 billion trades 97 million collections 185k bankruptcies 92M judgments/liens 60M+ inquiries

Personal Solutions Direct – Optimize online advertising to target this segment directly Direct – Match media mix to segment buying habits Leverage indirect partners Channel Partnerships with Anti-virus Software companies Partnerships with Anti-virus Software Consumer product companies Partnerships Benchmarks SSN Alert Product development Medium-term 3-in-1 Monitoring 3-in-1 Report + Score 3-in-1 Monitoring Product focus Financial/credit management ID Theft protection Message Short-term Protect Me Inform Me

“Expand into new data sources and markets” “Win in the commercial market” “Expand globally” Three Emerging Opportunities 100+ Opportunities

Winning in the U.S. Commercial Risk Market Market Entry Strategy Closed Exchange with unique data Proprietary generic score Integrated enabling technologies Targeted, technology acquisitions Data (M) U.S. Commercial Ramp Up Database reaches critical mass $16M $3M $8M Generic Scores Revenue $26M 0 20 40 60 80 100 120 140 2003 2004 2005 2006 Tradelines Business Folders

Global Expansion Double digit revenue growth Improving operating margins New product expansion Analytics Marketing Services Enabling Technologies Significant expansion opportunities Mexico China India Operating Revenue in $M CAGR 13% $112 $116 $142 $142 $154 $77 $80 $92 $127 $154 0 80 160 240 320 2002 2003 2004 2005 2006 Europe Latin America

“Expand into new data sources and markets” “Win in the commercial market” “Expand globally” Three Emerging Opportunities 100+ Opportunities

TALX Overview A leading provider of automated income and employment verifications. Serves over 75% of Fortune 500 companies The Work Number – Unique database used for employment and income verification Tax Management Services – Assists in processing unemployment claims and managing employment tax credits services Talent Management Services – Pre-employment screening and talent management services 142MM total employment records, including 40MM active employees (30% of non-agricultural U.S. workforce) Strong franchise; Leadership position Recurring contractural and transaction-based revenues Web-based technology platform

TALX Acquisition Solid business model based upon unique data Mid-teen organic revenue growth Similar operating margin Adds approximately 100 bps in long term revenue growth Adds approximately 100-200 bps to EPS growth Attractive revenue synergies Thin file approvals No hit situations ID verification/authentication Customer penetration – EFX 30,000 U.S. customers; TALX 9,000 U.S. customers Analytics integrated into hiring decisions Data differentiation with Experian & TransUnion International Expansion

* Operating Income Margin adjusted to exclude SEC settlement charge of $2.5MM Consistently Strong Financial Performance TALX Financial Performance 27% Revenue CAGR

Enabling Technologies & Predictive Sciences Emerging Opportunities Enabling Technologies & Predictive Sciences The smartGROWTH Strategy Greater Share of Wallet Differential Data

Highly Attractive Fundamentals in 2010 Revenue growth 7-10+% EPS $2.90-$3.05 High recurring revenue 80% High operating margins 30-31% Low capital intensity <5% of Revenue (projected 2010)

Why Equifax Powerful, proven business model Unique product solutions Strong franchise and excellent reputation Highly recurring, transaction-based revenues Consistent free cash flow, low capex requirement Superior, high value technology Leading international market position Highly experienced leadership team

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